Exhibit 99.1

Westport Acquires Clean Energy's Natural Gas Vehicle Business, BAF Technologies and ServoTech Engineering, to Expand Ford Product Portfolio and Dealership Coverage; Commits $5 Million to Co-Marketing Program with Clean Energy

VANCOUVER, June 28, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today announced that it has acquired BAF Technologies, Inc. (BAF) and its subsidiary, ServoTech Engineering, Inc. (ServoTech), subsidiaries of Clean Energy Fuels Corp. (NASDAQ:CLNE) for $25 million in Westport stock. Westport and Clean Energy also announced a $5 million joint marketing and sales program.

Westport believes that the amalgamation will create the largest product portfolio and largest market presence in the North American light duty natural gas vehicle (NGV) space. Specifically, Westport secures its position as Ford's largest partner under the Qualified Vehicle Modifier (QVM) program with over 10 products and approximately 150 Ford authorized dealerships. The transaction allows both Westport and Clean Energy to focus on the significant growth opportunities as natural gas emerges as a global fuel for transportation.

"We welcome the BAF and ServoTech teams to Westport," said Ian Scott, Executive Vice President of Westport. "BAF has established a strong portfolio of natural gas vehicle products and customers over the past decade. With natural gas increasingly seen as a major transportation fuel around the world, we believe the combination of these new teams' market experience and Westport's technologies, scalable manufacturing processes and quality control systems will help create the type of products needed to deliver an OEM-quality vehicle experience to our customers."

BAF supports clients with vehicle conversions through the Ford QVM program and aftermarket conversion products, alternative fuel systems, application engineering, service and warranty support. ServoTech offers a total engineering solution from initial concept phase to prototype hardware and final prove-out, including design and development of electronic products, software development, automotive exhaust simulation and testing, spark-ignition gasoline and diesel emissions technology, and offers technical training and education in a variety of subject areas.

Currently, Westport exclusively installs the natural gas Westport WiNG™ Power System on the Ford F-250 through F-550 series at its assembly center in Louisville, KY. This acquisition increases Westport's product range with the Ford line to include transit, cargo shuttle and taxi vehicles and dedicated natural gas vehicles for markets such as California. BAF has been producing a broad list of natural gas vehicle conversions for more than a decade and recently produced its 20,000th compressed natural gas (CNG) vehicle conversion. Westport will continue to install the Westport WiNG Power System and the increased volume of orders expected through BAF will create economies of scale, and the BAF network will allow more flexibility in producing speciality configurations.

Transaction highlights include:

•	$25 million payable in shares of Westport's common stock on closing at a price of $30.62 based on a 10 day volume weighted average, subject to adjustments

BAF & ServoTech highlights:

•	Trailing 12 months revenue of $20.9 million to April 30, 2013
•	Long list of Ford QVM products including but not limited to:
•	Ford Transit Connect (EPA approved, CARB pending)
•	Ford E-250/350 (EPA & CARB approved)
•	Ford E-450/550 (EPA & CARB approved)
•	Ford F-250/350 (EPA & CARB approved)
•	Ford F-450/550/650 (EPA & CARB approved)
•	Ford F-59 (EPA & CARB approved)
•	Unique capabilities, deep industry experience and knowledge
•	As a qualified calibration modifier (QCM), ServoTech has preferential access to Ford engine controls. ServoTech also brings a substantial technology portfolio around diesel emissions control, diesel dual-fuel operation and other alternative fuels capabilities.
•	ServoTech engineering center is in close proximity to Westport's Detroit office

"We are extremely pleased with our original investment in BAF and the growth it has achieved over the last five years," said Andrew J. Littlefair, President and CEO, Clean Energy. "This is a great opportunity for Clean Energy to sharpen our focus on fuel solutions as the market for NGV's quickly builds momentum. Westport will deliver great products, and we at Clean Energy will build the fuel infrastructure to fuel the vehicles. Our new marketing partnership expands our long-standing relationship and alliance as we worked together over the past decade."

Westport Enters New Marketing Agreement with Clean Energy
Westport has committed $5 million to a new co-marketing program aimed at increasing the natural gas vehicle market, and will allow Westport to provide purchase incentives for fleets, including fuel credits, and includes a commitment from Clean Energy to purchase Westport products.

Highlights of the new marketing agreement include but are not limited to:

•	$5 million payable in March 2014 as payment for co-marketing activities by Clean Energy over the next two years
•	Clean Energy will provide 750,000 GGEs (gasoline gallons equivalents) of CNG, to be used by Westport as marketing and "bundling" incentives. Fuel is useable anywhere in the Clean Energy network of CNG fueling stations until December 2015.
•	Clean Energy will provide support for Westport product sales and marketing
•	Westport and Clean Energy will collaborate on specific customer situations, industry activities and joint policy positions
•	Clean Energy will commit to fulfill at least 50% of its light and medium duty natural gas commercial vehicle needs from Westport and BAF during the term of the marketing agreement

Westport does not expect to change its revenue outlook for 2013 at this time.

About Clean Energy Fuels Corp.
Clean Energy Fuels Corp. (Nasdaq: CLNE) is the largest provider of natural gas fuel for transportation in North America. We build and operate compressed natural gas (CNG) and liquefied natural gas (LNG) fueling stations; manufacture CNG and LNG equipment and technologies for ourselves and other companies; and develop renewable natural gas (RNG) production facilities. For more information, visit www.cleanenergyfuels.com

About Westport Innovations Inc.
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the volume of orders expected through BAF, transaction pricing and acquisition integration matters.  These statements are not guarantees of future performance, are based on a number of assumptions and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing of execution of agreements with distributors and other counterparties, and other risk factors and assumptions that may affect our actual results, performance or achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Investor Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
Phone: 604-718-2046
Email: invest@westport.com

Media Inquiries
Nicole Adams
Director, Communications
Westport
Phone: 604-718-2011
Email: media@westport.com

CO: Westport Innovations Inc.

CNW 08:30e 28-JUN-13